

DIVISION OF CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4631

October 5, 2009

By U.S. Mail

Mingwang Lu
Chief Executive Officer
Golden Green Enterprises Limited
No. 69 Huaibei Street
Longhai Middle Road
Zhengzhou 451191, China

> **Re: Golden Green Enterprises Limited**
> **Registration Statement on Form F-1**
> **Filed on September 15, 2009**
> **File No. 333-161924**

Dear Mr. Lu:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please disclose the amount of securities to be offered pursuant to the registration statement. Please refer to Item 11 of Schedule A to Section 7 of the Securities Act of 1933, as amended. Please note that Rule 430A does not provide a basis for omitting this information. Please refer to Section 227.02 of our Securities Act Rules Compliance & Disclosure Interpretations, which are available on our website.

Summary, page 1

2.   The second sentence in the first italicized introductory paragraph to the summary section of the prospectus appears to be inappropriately limiting the scope of the summary. The summary should provide a brief overview of the key aspects of the offering. Please revise this sentence accordingly. Please refer to Item 503(a) of Regulation S-K.

Part II

Item 8. Exhibits and Financial Statement Schedules, page II-2

3.   We note that you intend to file Exhibit 1.1 (Form of Underwriting Agreement), Exhibit 5.1 (Opinion of Conyers Dill & Pearman) and Exhibit 8.1 (Opinion of Pillsbury Winthrop Shaw Pittman LLP) by amendment. Please note that you must file these exhibits before you can seek to accelerate the effective date of the registration statement.

4.   In a number of places in the prospectus, you have summarized the opinion of Jingtian & Gongcheng Law Firm as to matters of Chinese law (e.g., your risk factor disclosure on page 19 and your tax disclosure page 88). Under these circumstances, you appear to need the consent of Jingtian & Gongcheng Law Firm to the inclusion of these disclosures in the prospectus, and you must file that consent as an exhibit to the registration statement. You also appear to need the consent of Pillsbury Winthrop Shaw Pittman LLP as a result of your tax disclosure page 88. Please refer to Section 7(a) of the Securities Act of 1933, as amended, Rule 436 thereunder and Section 233.02 of our Securities Act Rules Compliance & Disclosure Interpretations, which are available on our website.

Annual Report on Form 20-F Filed July 15, 2009

Item 15T. Controls and Procedures, page 64

Management's Annual Report on Internal Control Over Financial Reporting, page 65

5.   We note your disclosure as to why the filing does not contain a report of management's assessment regarding internal control over financial reporting or an attestation report of the company's registered public accounting firm. Please provide us with a detailed explanation as to why you believe you were permitted to omit these reports. Please focus your explanation on how you believe you satisfied the applicable provisions of Item 15T of Form 20-F and, in doing so, please specifically address the guidance in Section 215.02 of our Compliance and Disclosure Interpretations for Regulation S-K, which are available on our website. In this regard, we note that you do not appear to have provided the disclosures contemplated by Section 215.02 addressing the effect of the transaction on management's ability to conduct an assessment and the scope of the assessment if one were to be conducted.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding the above comments, please contact Errol Sanderson, Financial Analyst, at (202) 551-3746 or Dietrich King, Staff Attorney, at (202) 551-3338.

Sincerely,

Pamela Long
Assistant Director

cc: Steven M. Skolnick, Esq.
Lowenstein Sandler PC
65 Livingston Avenue
Roseland, New Jersey 07068